Exhibit 1

Alpha Capital Anstalt
Lettstrasse 32

Vaduz, Liechtenstein

August 16, 2019

MER Telemanagement Solutions Ltd.

14 Hatidhar Street

Ra’anana, Israel

Attention: Roy Hess, Chief Executive Officer, roy.hess@mtsint.com and Odeya Brick-Zarsky, odeyabz@abramson-law.com

Re: Notice of Termination of Alpha Capital’s Right to Designate Board Members

Ladies and Gentlemen:

Please accept this letter as formal notice, pursuant to Section 4.18 of the certain Securities Purchase Agreement between us, dated September 6, 2018, and pursuant to Articles 29.2.2 and 34.8 of MER’s Amended and Restated Articles, that Alpha Capital Anstalt herewith terminates and permanently waives it rights to designate two members of the Board of Directors of MER, and to appoint any replacement Alpha Capital Directors, or to have any consent rights under Article 29.2.2, effective immediately.

Very Truly Yours,
Alpha Capital Anstalt

By:	/s/ Konrad Ackermann
Konrad Ackermann, Director